Stran & Company, Inc.

2 Heritage Drive, Suite 600

Quincy, MA 02171

October 6, 2021

Via EDGAR and E-Mail
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC. 20549
Attn:	Nasreen Mohammed
Theresa Brillant
Taylor Beech
Erin Jaskot

Re:	Stran & Company, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 16, 2021
CIK No. 0001872525

Ladies and Gentlemen:

We hereby submit the responses of Stran & Company, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 1, 2021, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.	We reissue our prior comment 1 in part. Please revise to clearly disclose whether a Nasdaq listing is a condition to the offering.

Response: The Company has revised the disclosure on the cover page and elsewhere in the Registration Statement to address the Staff’s comment by clarifying that approval of the Nasdaq listing is a condition to the completion of the offering.

Prospectus Summary

COVID-19 Pandemic, page 7

2.	We note your revised disclosure in response to our prior comments 3 and 5. Please further revise your disclosure here to indicate the extent to which your U.S. Census contract was responsible for the increase in your revenue from 2019 to 2020.

Response: The Company has revised the disclosure in the Registration Statement to indicate the extent to which the U.S. Census contract was responsible for the increase in the Company’s revenue from 2019 to 2020.

Use of Proceeds, page 31

3.	Please tell us whether you have identified any particular business to acquire or otherwise entered into preliminary negotiations with potential acquisition targets.

Response: The Company has not identified any particular business to acquire nor has it otherwise entered into preliminary negotiations with potential acquisition targets. The Company has updated its disclosure in the “Use of Proceeds” section of the Registration Statement and elsewhere to make this clear.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19 Pandemic, page 38

4.	We reissue our prior comment 4 in part. Please revise this section to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical.

Response: The Company has revised the disclosure in the Registration Statement to specifically discuss the impact that the COVID-19 pandemic has had on its business to date.

Management's Transactions with Long Blockchain Corp., page 75

5.	We note your revised disclosure in response to our prior comment 11. Please further revise your disclosure to identify the overlap in management between Long Blockchain Corp. and the company. In this regard we note that your Chief Executive Officer and director Andrew Shape was also the Chief Executive Officer and director of Long Blockchain Corp.

Response: The Company has revised the disclosure in the Registration Statement to identify the overlap in management between Long Blockchain Corp. and the Company.

Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2021 and 2020,

6.	We note that for the six months ended June 30, 2021 you present a Statement of Earnings and Retained Earnings which is reporting loss from operations, loss before income taxes, and net loss. Please revise the current line item descriptions “earnings” to indicate the reported loss in the financial statements here, and elsewhere throughout the filing, as applicable.

Response: The Company has revised the line item descriptions in its financial statements for the six months ended June 30, 2021 and 2020 to indicate the reported loss in the financial statements and elsewhere throughout the filing as applicable.

Audited Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019

Balance Sheet, page F-16

7.	We note your response to prior comment 15 and reissue this comment in part. Please revise the number of shares presented in your December 31, 2020 financial statements to reflect the forward stock split.

Response: The Company has revised the number of shares presented in its financial statements for the fiscal years ended December 31, 2020 and 2019 to reflect the forward stock split.

Notes to Financial Statements

N. Acquisition, page F-25

8.	We note per your response to prior comment 19 that you assigned a 10 year life to the acquired customer list. Please tell us how you evaluated the guidance in ASC 350-30-35-3 in determining the useful life, including explaining the characteristics of the customer list that support this assigned life, and all other pertinent factors considered in your analysis.

Response: The Company respectfully advises the Staff that ten years is the Company’s standard time frame for intangibles. Historically, there is little if any benefit to the Company received from intangibles after ten years. Due to competition in the industry and fluctuations in demand, the Company expects to benefit from the customers on the customer list for at most ten years. From the Company’s experience in the industry, the Company’s conservative estimate of an attrition rate of 10% annually would result in a useful life of ten years. Therefore, ten years is the expected useful life of the acquired customer list to the Company.

Below are all of the factors that the Company takes into consideration when determining the useful life of an intangible asset such as the acquired customer list:

●	The expected use of the asset by the Company.

●	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

●	Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

●	The Company’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the Company considers the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants.

●	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

●	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Further, if an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, Company considers the period of expected cash flows used to measure the fair value of the intangible asset.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (617) 501-7423 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Stran & Company, Inc.

	By:	/s/ Andrew Shape
Andrew Shape
President and Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

4